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FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
11:09
Community of rental homes near Charleston, SC
7.5%
TRAILING 12-MONTH RETURN*


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% trailing 12-month return*
Penalty-free, quarterly redemptions**
$10 minimum investment
Net value of the fund's assets less its liabilities as of 12/31/24. The trailing 12-month return of the Fundrise Flagship Fund is 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
INVEST IN $1.1 BILLION OF REAL ESTATE
$10 minimum investment
Penalty-free, quarterly redemptions*
7.5% trailing 12-month return
Net value of the fund's assets less its liabilities as of 12/31/24. The trailing 12-month return of the Fundrise Flagship Fund is 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
REAL ESTATE INVESTING IS BORING
$10 minimum investment
Penalty-free, quarterly redemptions*
7.5% trailing 12-month return
Net value of the fund's assets less its liabilities as of 12/31/24. The trailing 12-month return of the Fundrise Flagship Fund is 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


FUNDRISE
FLAGSHIP FUND
REAL ESTATE INVESTING IS
BORING
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


FUNDRISE
FLAGSHIP FUND
REAL ESTATE INVESTING IS
BORING
...zzZ
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Real estate investing is boring
No adrenaline rushes.
No excuse to refresh your portfolio every few minutes.
Just an investing strategy carefully calibrated for boring stuff like inflation hedging, effective diversification, and steady growth.
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


FUNDRISE
FLAGSHIP FUND
REAL ESTATE INVESTING IS
BORING
zZz
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Real estate investing is boring
No adrenaline rushes.
No excuse to refresh your portfolio every few minutes.
Just an investing strategy carefully calibrated for boring stuff like inflation hedging, effective diversification, and steady growth.
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
Invest in $1.1 billion of real estate.
7.5% trailing 12-month return*
Penalty-free, quarterly redemptions**
$10 minimum investment
FUNDRISE
FLAGSHIP FUND
Net value of the fund's assets less its liabilities as of 12/31/24. The trailing 12-month return of the Fundrise Flagship Fund is 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing.


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Real estate investing is boring
No adrenaline rushes.
No excuse to refresh your portfolio every few minutes.
Just an investing strategy carefully calibrated for boring stuff like inflation hedging, effective diversification, and steady growth.
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
FUNDRISE
FLAGSHIP FUND
Real estate investing is boring
No adrenaline rushes.
No excuse to refresh your portfolio every few minutes.
Just an investing strategy carefully calibrated for boring stuff like inflation hedging, effective diversification, and steady growth.
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Body Copy

Real estate investing is boring. Invest in the Fundrise Flagship Fund today for a carefully calibrated strategy focused on hedging inflation, effective diversification, and steady growth.

The Fundrise Flagship Fund is open for investment and aims to bring a quiet balance to your portfolio. Access an investing strategy focused on hedging inflation, effective diversification, and steady growth. Get started today.

FUNDRISE

Creating value through execution



We created the Flagship Real Estate Fund in 2021 with the goal of delivering significant long-term value for our investors through the acquisition, development, and operation of high-quality real estate assets. Over the past four-plus years, we've deployed more than $1 billion of capital across approximately $2.4 billion[1] worth of real estate assets, with a particular focus on residential apartment and build-for-rent communities.

As part of this strategy, many of the assets go through a series of stages where first, the property is developed, then leased-up, and eventually begins operating.

This natural lifecycle produces what is known as a **"J-curve"**, which may be counterintuitive for many newer investors at first.

Fortunately, as with many things in investing, those who are patient tend to be rewarded when it comes to capturing the best returns.

Invest in real estate

The natural lifecycle of real estate investment

Real estate investing, particularly in development projects, follows a distinct pattern that can be broken down into three key phases:

1. **Acquisition & Planning:** After raising capital, we spend several months identifying opportunities, performing due diligence, closing on investments, going through all the necessary permitting and finalizing designs. This phase requires significant upfront work before any physical changes occur.
2. **Development & Improvement:** Whether building from the ground up or renovating existing properties, this phase involves the actual execution of our business plan. During this period, the property typically generates minimal to no income as we create value through physical improvements.
3. **Stabilization & Operation:** As construction completes and we begin leasing to residents, the property starts generating income. This phase can take anywhere from several months to two years to reach full stabilization, depending on the project scope and market conditions.

The "J-curve" of returns

Real estate development, while ultimately rewarding, often follows a distinct pattern of returns known as a "J-curve" — where investments typically experience lower or even negative returns in the early periods as capital is invested into the asset before realizing stronger returns in later stages as properties stabilize and begin generating consistent cash flow.

This is why, historically, the longer investors are invested in a fund, the higher their likely returns. It's not just about time in the market — it's about giving these types of value-creation strategies the time needed to fully materialize.


Acquisition & Planning
Performing due diligence before closing on new properties
Development & Improvement
Building or renovating properties, creating value through improvements
Stabilization & Operation
Begin leasing, properties start generating income
Returns
Years

From construction to cash flow: Recent successes in the Fund

Early in the Fund's life, a majority of the assets in the portfolio were in their early stages of initial acquisition and value-creation.

Over the past 18+ months, we have seen more and more projects complete their construction phase and begin the lease-up process. Accordingly, we are also seeing an increasing number of investments reach stabilization; typically defined as the point at which a property achieves an occupancy rate of 90-95%.

Two recent examples highlight this transition:

Blue Jay Commons

- Acquired in August 2023
- 124-home build-for-rent community 30 minutes from Savannah, GA
- Construction completed in April 2024
- Achieved stabilization in late August 2024
- Demonstrates our thesis on the growing demand for single-family rental communities in high-growth Sunbelt markets

Main Street Townes at Lilburn

- Acquired in October 2022
- 76-unit townhome community in the Atlanta metro area
- Construction completed in May 2024
- Achieved stabilization in September 2024
- Successfully reached stabilization following completion
- Validates our approach to scaling in strong suburban markets

→ **View all Flagship Fund assets**

Looking ahead: Driving performance through execution

The transition from development to stabilization is already beginning to show in the Fund's overall returns. **In 2024, the Flagship Real Estate Fund delivered a return of 7.50%[2], handily outperforming the NAREIT All-REIT Index which returned 4.30%[3].**

Going forward, as more of our development projects reach completion and stabilization, we expect to see the benefits of our value-creation strategy continue to materialize. The transition from construction to cash flow is a crucial phase in real estate investment, and we're encouraged by the strong execution we're seeing across our portfolio. As such, we believe we're well-positioned for continued strong performance.

Add real estate to your portfolio

The "TLDR" key takeaways for Investors:

1. Real estate development returns are inherently "back-ended" — the majority of value often realized in later stages.
2. The Fund's portfolio is progressing through its natural maturation cycle, with more properties now reaching stabilization.
3. The time gap between operational milestones and financial performance is normal and to be expected in real estate investment

As always, we remain committed to our long-term strategy of **creating value through strong execution**. Even though this approach often requires greater patience, we look forward to having you join our journey alongside 400k+ investors.

Get Started

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

[1] Real estate asset value represents the Flagship Real Estate Fund's share of total property value, based on its pro rata ownership of each asset, as of December 31, 2024.

[2] This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

[3] The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com. Copyright © 2025 Fundrise Real Estate Interval Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Flagship Fund – open for investments



Fund Strategy

The Flagship Real Estate Fund aims to deliver long-term value by acquiring, developing, and operating high-quality real estate assets, with a focus on residential apartments and build-for-rent communities.

Since its inception in 2021, the Fund has deployed over $1 billion across approximately $2.4 billion[1] worth of properties. This strategy follows a natural lifecycle—acquisition, development, and stabilization—resulting in a "J-curve" of returns, where early investments see lower returns before generating consistent cash flow as properties reach stabilization.

Over the past 18+ months, we have seen more and more projects complete their construction phase and begin the lease-up process. Accordingly, we are also seeing an increasing number of investments reach stabilization; typically defined as the point at which a property achieves an occupancy rate of 90-95%.

This is why, historically, the longer investors are invested in a fund, the higher their likely returns.

Invest in real estate

Flagship Real Estate Fund Performance

- **2024 Total return:** 7.50%[2]
- **Market performance:** Exceeded the NAREIT All-REIT Index's 4.30% return[3]
- **Stabilization milestones:** Properties reached 90-95% occupancy, fueling growth

Investment highlights

The Flagship Real Estate Fund is progressing through this cycle, with several projects now reaching stabilization:


Blue Jay Commons
Build-for-rent community

Blue Jay Commons

Acquired in 2023, this 124-home build-for-rent community near Savannah, GA reached full occupancy in August 2024, capturing strong demand for single-family rentals in a rapidly growing Sunbelt market.



Main Street Townes at Lilburn

Acquired in 2022, this 76-unit townhome community in the Atlanta metro area reached full occupancy in September 2024, validating our strategy of scaling in high-demand suburban markets.

As always, we remain committed to our long-term strategy of **creating value through strong execution**. We look forward to having you join our journey alongside 400k+ investors.

Add Fundrise to your portfolio

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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[1] Real estate asset value represents the Flagship Real Estate Fund's share of total property value, based on its pro rata ownership of each asset, as of December 31, 2024.

[2] This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

[3] The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036